SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Noble Roman’s, Inc.

NAME OF PERSON RELYING ON EXEMPTION: BT Brands., Inc., Kenneth W. Brimmer, Gary Copperud

ADDRESS OF PERSON RELYING ON EXEMPTION:  405 Main Avenue West, Suite 2D, West Fargo, North Dakota 58078

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

August 16, 2024 -- BT Brands, Inc., Kenneth W. Brimmer (Chairman and Chief Financial Officer) and Gary Copperud (Chief Executive Officer and Director) today released the following open letter to shareholders of Noble Roman’s, Inc. Between them they own approximately 1.56 million shares of Noble Roman’s common stock.

Dear Fellow Noble Roman’s Shareholder:

We urge you to WITHHOLD your support for director candidates when you vote in connection with the upcoming annual shareholder meeting, scheduled for August 27, 2024.

We communicated our intention to nominate a competing slate of three directors for this meeting but were stymied in that effort by the Noble Roman’s Board of Directors. We believe that shareholders should be aware of this fact as they consider the Company’s proposal to re-elect three incumbents.

As you may recall, BT Brands nominated Gary Copperud for director at last year’s meeting. We solicited proxies in support of his nomination with support from an adequate number of shareholder votes to defeat incumbent CEO A. Scott Mobley, the only candidate seeking election.

Ten days before the scheduled meeting date, however, Noble Roman’s announced that it had “recently determined” that BT Brands was not a stockholder “of record” at the time of the nomination and that Mr. Copperud’s nomination was therefore “disqualified” under the bylaws.

The Company postponed the meeting until August 10, 2023, but even with an additional month to lobby shareholders, the Company was unable to muster a quorum. The meeting was adjourned with no action being taken, and CEO Mobley was able to retain his seat on the board for another election.

For the 2024 Annual Meeting, we pursued our plan to nominate a slate of three qualified candidates, allowing the shareholders to choose. After satisfying the Company’s technical objection, we wrote to CEO Mobley in April 2024 to advise of our intention. We are aware of the Company’s reasonable requirement that each director candidate submit a questionnaire to be properly nominated, and we asked if we could use the 2023 questionnaire or whether the Company was using a new one in 2024.

CEO Mobley responded by e-mail to Kenneth W. Brimmer on April 24, 2024. Mr. Mobley’s e-mail stated in its entirety as follows:

Kenneth

The materials for the 2024 Shareholder meeting have not yet been finalized. There will, however, be a 2024 questionnaire for director candidates, and it will be forwarded to you as it becomes available.

A. Scott Mobley

President

Noble Roman’s, Inc.

Noble Roman’s never provided the materials promised by Mr. Mobley, nor did the Company issue a press release or similar statement identifying the date of the 2024 annual meeting, at least not prior to the filing of definitive proxy materials on August 7, 2024, 20 days before the proposed meeting date.

Why did the Company never send us the materials needed to complete and submit our nominations?

We posed this question to the Company, and its counsel advised us that the window for nominating candidates ran from April 12 through May 12, 2024 and that we had failed to submit a complete set of documents within that timeframe. In counsel’s words, we failed to satisfy “all of the informational and procedural requirements specified in the By-Laws.”

Let’s unpack that.

• We contacted the Company in time to submit a complete nomination package within the Company now claims was the April 12-May12 window for nominations.1

• On April 24 – 12 days after this 30-day window for nominations supposedly opened -- CEO Mobley wrote to us stating that the materials for the 2024 meeting “have not yet been finalized” and that the questionnaire “will be forwarded to you as it becomes available.”

• CEO Mobley never sent us the questionnaire. It was only after the supposed May 12 deadline that the Company told us that we were too late.

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1 The Company’s after-the-fact claim of a May 12 deadline is dubious, given that there was no quorum for the supposed 2023 meeting, and no business was transacted.  The bylaws indicate that if no meeting is held, the deadline for nominations is 10 days after the public announcement of the date of the next meeting.  The Company made no such public announcement prior to publication of the Company’s proxy materials on August 7.

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Question: How could we – or any shareholder, for that matter – submit a timely nomination if the necessary paperwork is not made available in time for nominations to be submitted?

In effect, CEO Mobley’s refusal to follow through on his written commitment prevented us from submitting an alternative director slate for your consideration at this year’s meeting. That omission turned what could have been a contested election into an uncontested election that will entrench CEO Mobley and two incumbent directors for at least another year.

Is this how you believe that the board of directors should be running the Company?

We asked the Company to postpone the upcoming meeting so that nominations could be submitted and shareholders could have the opportunity to consider a competing slate of directors. The Company has refused to do so.

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Thank you for your consideration of these points.

Very truly yours,

BT Brands, Inc. Kenneth W. Brimmer, Chairman and Chief Financial Officer Gary Copperud, Chief Executive Officer and Director

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PLEASE DO NOT RETURN YOUR PROXY CARDS TO US, AS THEY WILL NOT BE ACCEPTED. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON THE PROXY CARD PROVIDED BY THE COMPANY.

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